601 Lexington Avenue New York, New York 10022

Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

    August 7, 2013

Via EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Burlington Holdings, Inc.

Registration Statement on Form S-1

Filed on June 27, 2013

File No. 333-189632

Dear Ms. Ransom:

On behalf of our client Burlington Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on June 27, 2013 (the “Registration Statement”). A copy of Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Thomas A. Kingsbury, the President and Chief Executive Officer of the Company, dated July 24, 2013, from the staff of the Commission (the “Staff”). In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

General

1.	Staff’s comment: Please revise the registration statement to include all information required by Form S-1 and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

Response: The Company respectfully advises that in response to the Staff’s comments, the Company has made certain revisions to the Registration Statement and will continue to revise the Registration Statement to include all information, including exhibits, required by Form S-1 and will complete all blanks in the Registration Statement, subject to applicable exemptions, prior to requesting effectiveness or distributing the prospectus. The Company also acknowledges that the Staff will require sufficient time to review the Registration Statement before declaring the Registration Statement effective.

2.	Staff’s comment: If your amended and restated charter and amended and restated by-laws will not become effective until after the registration statement’s effectiveness, then please file a copy of your charter and by-laws that are in effect, and any amendments thereto, at the registration statement’s effectiveness. See Item 601(b)(3) of Regulation S-K.

Response: We respectfully advise the Staff that we have reflected the Company’s charter and by-laws that are currently in effect as Exhibits 3.3 and 3.4 to Amendment No. 1 and that they will be filed with a subsequent amendment to the Registration Statement.

Prospectus Cover Page

3.	Staff’s comment: We note that you have listed your joint book-running managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present other roles on the back cover page.

Response: We respectfully advise the Staff that we do not believe Item 501(b)(8) of Regulation S-K explicitly limits the underwriters that may be identified on the cover page of the Registration Statement to the firms that are serving as the lead or managing underwriters only. Additionally, industry practice has been and is now to include the names of not only the lead or managing underwriters but also the other book-running managers and co-managers, if any, that are involved in the offering.

Market, Ranking and Other Industry Data, page ii

4.

Staff’s comment: In the first paragraph, second to last sentence of the paragraph, you state that you “have not independently verified and we cannot assure the accuracy or completeness of this information.” And in the last sentence you state, “you should be aware that the market and industry data and the market share estimates set forth in this prospectus, and beliefs and estimates based thereon, may not be reliable.” Under the federal securities laws, you are responsible for all information contained within your registration statement and should not include language that suggests otherwise. Please delete these statements.

Response: In response to the Staff’s comment, the Company has deleted the language described above from the second to last sentence of the first paragraph, as well as the last sentence of the first paragraph on page ii of the Registration Statement.

Prospectus Summary, page 1

5.	Staff’s comment: If you choose to highlight your strengths in the summary, please balance that disclosure with a brief discussion of the principal challenges or weakness and the risks and limitations facing you. In this regard, we note your bullet point discussion of Risk Factors on page 7. Please revise this discussion to include risk factors regarding your significant amount of debt, the substantial dilution that investors will experience, the fact that you will be a controlled company after the offering, and the fact that Bain will continue to control you after the offering.

Response: In response to the Staff’s comment, the Company has revised the Summary section in the Registration Statement to balance the disclosure with a brief discussion of the principal challenges or weaknesses and the risks and limitations that the Company faces. The Company has expanded the bullet point discussion of Risk Factors on pages 7 and 8 of the Registration Statement to include risk factors regarding the Company’s significant amount of debt, the substantial dilution that investors will experience, the fact that the Company will be a controlled company after the offering and the fact that Bain will continue to control the Company after the offering.

6.	Staff’s comment: Please provide a chart depicting your organizational and ownership structure following the offering.

Response: We respectfully advise the Staff that a chart depicting the Company’s organizational and ownership structure has been added to page 9 of the Registration Statement.

Large and Growth Off-Price Channel, page 1

7.	Staff’s comment: We note your reference to data provided by The NPD Group. Please provide us copies of the report or article relied upon, appropriately marked to highlight the sections relied upon. Please tell us whether you commissioned this report, or whether it is generally available. Also, please provide us with your calculation and documentation in support of the following statements:

•	“from May 31, 2008 to February 2, 2013 our comparable store inventory turnover increased by 52% and our inventory aged 90 days or older decreased by 43%.” Page 3.

•	the Fiscal 2012 comparable store sales growth for women’s ready-to-wear apparel (excluding coats), our single largest product category, was approximately 7.8%. Page 4.

•	a 15% reduction in store associate turnover from 2008 through 2012 and approximately a 350 basis point reduction in store payroll as a percentage of sales over the same time period. Page 4.

•

Our improved customer experience, in conjunction with more consistent in-store execution, enabled us to achieve 71% overall customer satisfaction in 2012, a 20-point improvement since we began tracking this metric in 2008. Page 4.

Response: In response to the Staff’s comment, the Company is supplementally submitting with this response a marked copy of The NPD Group report and additional materials prepared by the Company to establish the data points referenced above. We respectfully advise the Staff, that the Company has removed the disclosure previously on page 4 of the Registration Statement referred to in the third bullet point above.

In addition, we respectfully advise the Staff that the Company pays an annual subscription fee to The NPD Group, however, no additional fee was paid for this report, which The NPD Group prepared for the Company from data previously assembled by it.

Our Corporate Information, page 7

8.	Staff’s comment: We note your reference here and elsewhere in your prospectus to “the acquisition on April 13, 2006 by affiliates of Bain Capital Partners, LLC.” Please revise to clarify, if true, that you are referring to the acquisition by affiliates of Bain Capital of Holdings (which was the parent company of the Burlington entities at the time) and all of its subsidiaries.

Response: We respectfully advise the Staff that references in the Registration Statement to “the acquisition on April 13, 2006 by affiliates of Bain Capital Partners, LLC” have been revised to clarify that the affiliates of Bain Capital Partners, LLC acquired Burlington Coat Factory Warehouse Corporation on April 13, 2006.

The Reclassification, page 33

9.	Staff’s comment: We note your disclosure that immediately prior to this offering you will convert each outstanding share of Class L common stock into Class A common stock and effect a split of your Class A common stock. Please tell us whether you intend to make any changes to your financial statements prior to effectiveness to reflect these transactions.

Response: We respectfully advise the Staff that because the Reclassification will occur immediately prior to the completion of the offering, the Company does not intend to make any changes to the Company’s financial statements prior to effectiveness to reflect the conversion of each outstanding share of Class L common stock into Class A common stock and effect a split of the Company’s Class A common stock.

Use of Proceeds, page 34

10.	Staff’s comment: Please revise to include the approximate amounts to be used to pay the redemption premiums and the transaction fee to Bain Capital.

Response: We respectfully advise the Staff, that we have revised the Registration Statement to include disclosure of the approximate amounts to be used to pay the redemption premiums and the transaction fee to Bain Capital on page 36. The Company will complete this disclosure prior to the effective date of the Registration Statement.

Selected Historical Consolidated Financial and Other Data, page 40

11.	Staff’s comment: We note from your annual and interim statements of cash flows and footnote disclosures that you declared a special dividend during fiscal 2011 and the interim period ended May 4, 2013. Please disclose these and any other dividends in your selected financial data. Refer to Item 301 of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosures on page 44 of the Registration Statement to identify and present the amounts of the special dividends paid during fiscal 2011 and the interim period ended May 4, 2013.

12.	Staff’s comment: We note that you intend to present pro forma statement of operations data on page 41. Please disclose a summary of all transactions assumed in your pro forma financial information and ensure that all information is calculated and presented in accordance with Article 11 of Regulation S-X. Please also provide a narrative in sufficient detail that describes the effects of the transactions on your pro forma financial information.

Response: We respectfully advise the Staff, that the Company has revised the disclosure on page 44 of the Registration Statement to include a summary of all transactions assumed in the Company’s pro forma financial information and to provide a narrative that describes the effects of the transaction on the pro forma financial information.

13.	Staff’s comment: We note your presentation of comparable store sales (decline) growth and your disclosure that comparable store sales include online sales. Please tell us the impact of online sales on your comparable store sales and separately quantify the impact of online sales on your comparable store sales percentages, if material.

Response: We respectfully advise the Staff, that the Company considers the impact of online sales on its comparable store sales to be immaterial. Accordingly, no separate disclosure of the impact of online sales on the Company’s comparable store sales has been included in the Registration Statement. The Company is providing supplementally to the Staff on a confidential basis additional information on the impact of online sales on its comparable store sales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Performance Measures, page 48

14.	Staff’s comment: We note that the measure you have presented as EBITDA appears to exclude items, such as loss on debt extinguishment and impairment that are not contemplated in Exchange Act Release No. 47226. Please rename this measure Adjusted EBITDA or another appropriate name. Refer to Question 103.01 of our Compliance & Disclosure Interpretation related to non-GAAP financial measures.

Response: We respectfully advise the Staff that in response to the Staff’s comment, the Company has renamed the previously presented EBITDA measure as “Adjusted EBITDA.” In addition, the Company has revised the definition of Adjusted EBITDA on page 15 of the Registration Statement.

Debt, page 68

15.	Staff’s comment: We note your disclosure in the last paragraph on page 69 that “Covenant EBITDA” is a non-GAAP financial measure of your liquidity. We further note on page 70 that you have reconciled this measure to net income and describe it as “a useful supplemental measure in evaluating the performance of our business.” Please tell us why you do not reconcile this measure to both net income and cash flows from operations.

Response: We respectfully advise the Staff, that the Company has revised the disclosure on page 73 of the Registration Statement to include a reconciliation of Covenant EBITDA to both net income and cash flows from operations.

Critical Accounting Policies and Estimates, page 73

Common Stock Valuation and Stock-Based Compensation, page 76

16.	Staff’s comment: For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing please disclose the following:

•

For each grant date, the number of equity instruments granted, the exercise price and other key terms of the award, the fair value of the common stock at the date of grant, and the intrinsic value, if any, for the equity instruments granted.

•

A narrative discussing each significant factor contributing to the change in fair value as of the date of each grant through the estimated IPO price. These disclosures would generally include a description of significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes and selection of valuation techniques employed. Disclosures may also be necessary for discounts caused by lack of marketability.

•	Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response: The Company has revised the disclosure on pages 81 and 82 of the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff further that it will add disclosure in subsequent amendments to the Registration Statement regarding the significant factors contributing to the change in fair value as of the date of each grant through the estimated IPO price. The Company further advises the Staff that it will continue to update the disclosure in the Registration Statement for all equity related transactions through the effective date of the Registration Statement.

Executive Compensation, page 98

17.	Staff’s comment: We note your reference to compensation surveys, the Compensation Committee’s consideration in setting compensation of “competitive market compensation paid by other companies for similar positions,” your intent to balance the elements of compensation in a way “that is competitive with our industry peers,” and in determining the amounts of each executive officer’s option award the “total target compensation packages deemed appropriate for their position.” It appears that you are engaging in benchmarking in setting executive compensation. If so, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

Response: We respectfully advise the Staff that the Company does not engage in benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. To obtain a general understanding of current compensation practices among similarly-situated companies, the Compensation Committee reviewed publicly available information relating to the compensation of executives at other companies in the Company’s industry. The public information available to the Compensation Committee included a variety of information, including: proxy filings, other filings with the Commission, industry reports and information known to the members of the Compensation Committee generally as a result of their business dealings.

The Compensation Committee believes that it is important to be familiar with the compensation practices of similarly-situated companies in order to determine whether the Company’s compensation practices are generally consistent with those of the businesses with which it competes for talent. Accordingly, the Compensation Committee reviewed publicly available data to provide it with the general background to understand how the Company’s compensation program can maintain its competitiveness and flexibility in order to attract and retain executive talent.

While the Compensation Committee determined that the Company’s executive compensation practices generally were consistent with current compensation practices of similarly-situated companies and general industry trends, the Compensation Committee did not utilize this compensation data as a reference point on which it based or justified its framework for executive compensation decisions with respect to the named executive officers and did not establish targeted parameters based on such compensation data. Furthermore, the data was only a portion of the information that the Compensation Committee’s considered in making its determinations. Since the Company believes its disclosure is accurate as made, the Company respectfully believes that no amendment to its existing disclosure is required or advisable.

Principal Stockholders, page 119

18.	Staff’s comment: Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Affiliates of Bain Capital, LLC. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: We respectfully advise the Staff, that the Company has revised the disclosure on page 125 of the Registration Statement to identify the natural persons that have the ultimate voting or investment control over the shares held by Affiliates of Bain Capital, LLC.

Certain Relationships and Related Party Transactions, page 121

Stockholders Agreement, page 121

19.	Staff’s comment: Please revise your disclosure to identify the “investors and managers.” In addition, please describe the manner in which the Stockholders Agreement “establishes the composition of [y]our Board of Directors.”

Response: We respectfully advise the Staff, that the Company has revised the disclosure on page 126 of the Registration Statement to identify the Company’s named executive officers, other senior executive officers and certain junior executives as the “investors and managers” party to the Stockholders Agreement and to describe the manner in which the Stockholders Agreement establishes the composition of the Company’s Board of Directors.

Advisory Agreement, page 121

20.	Staff’s comment: We note that you pay Bain Capital a fee of $1 million per fiscal quarter, plus out-of-pocket fees and a 1% transaction fee. Please revise and state the total dollar amounts paid to Bain Capital since the beginning of your last fiscal year and for the two fiscal years preceding your last fiscal year under the Advisory Agreement. Please refer to Item 404 of Regulation S-K.

Response: We respectfully advise the Staff, that the Company has revised the disclosure on page 126 of the Registration Statement to state the total dollar amounts paid to Bain Capital since the beginning of the Company’s last fiscal year and for the two fiscal years preceding the last fiscal year under the Advisory Agreement.

Merchandise Purchases, page 122

21.	Staff’s comment: Please revise to state the approximate dollar value of the amount(s) involved in the transaction(s) and the approximate dollar value of the amount(s) of the related person’s interest in the transaction(s) for the relevant time periods. Please refer to Item 404(a)(3) and (4).

Response: We respectfully advise the Staff, that the Company has revised the disclosure on page 127 of the Registration Statement to state the approximate dollar value of the amounts involved in the transactions and the approximate dollar value of the amounts of the related person’s interest in the transactions for the relevant time periods.

Transactions with Portfolio Companies, page 122

22.	Staff’s comment: Please revise to state the approximate dollar value of the amount(s) involved in the transaction(s) and the approximate dollar value of the amount(s) of the related person’s interest in the transaction(s) for the relevant time periods. Please refer to Item 404(a)(3) and (4).

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that neither Bain Capital, nor its portfolio companies, have, or are expected to have, a direct or indirect material interest in the ordinary course arrangements entered into from time to time with the Company to purchase products or services from, or provide products or services to, the Company.

The Company believes that there is no material interest in these arrangements because the transactions at issue are transactions entered into in the ordinary course of business that do not involve amounts that are material either to the Company, to Bain Capital or its subject portfolio companies, are subject to competitive pressures, are on terms no less favorable to the Company than terms that could have been reached with an unaffiliated third party and neither Bain Capital nor its portfolio companies, nor the Company, are required to enter into these transactions pursuant to any other agreement, arrangement or understanding. The Company believes that this conclusion is supported by statements from the Commission, including in the adopting release, as described further below.

Amended Final Rule Release 33-8732A (the “Release”) notes that, in determining whether a related party has a material interest in a transaction with an issuer, an issuer must assess the significance of the information to the investors in light of all the circumstances. The Release also states that the relationship of the related person to the transaction, the importance of the interest to the related party having such interest, and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors. The Release emphasizes that there may be situations where, based on this materiality determination, the interest of a related person is not required to be disclosed. More specifically, the Release notes that a transaction that is undertaken in the ordinary course of business of a company and on the same terms that a company offers generally in transactions with persons who are not related persons are factors that could be taken into consideration when performing the materiality analysis for determining whether disclosure is required.

The Company respectfully submits that its ordinary course business transactions with Bain Capital and its portfolio companies are not material. In the ordinary course of its business, the Company engages in various transactions with these portfolio companies including with respect to various merchandise and services purchases. The Company notes, for example, that the Company engages in similar transactions with entities that are peers of, and competitors to, related persons and that there is no policy or other directive that has been established to provide preferential treatment to Bain Capital or its portfolio companies or to require that either the Company or they contract with the other to provide such services. In 2012, the expense to the Company from such arrangements was an immaterial amount of the Company’s revenue and was similarly an immaterial amount of the operational expenses of Bain Capital and its portfolio companies.

In light of all of these circumstances, the Company does not believe the significance of this information to investors rises to the level of materiality that would require itemized disclosure of each transaction under Item 404 of Regulation S-K, nor does the Company believe that from either a qualitative or a quantitative standpoint Bain Capital or its portfolio companies have, or are expected to have, a direct or indirect material interest in the Company’s ordinary course arrangements with them.

Notwithstanding the Company’s belief that Item 404(a) of Regulation S-K does not require disclosure in this context, the Company has voluntarily provided the information disclosed on page 127 of the Registration Statement to clarify that the Company and Bain Capital and its portfolio companies do enter into certain ordinary course arrangements from time to time.

Description of Capital Stock, page 127

23.	Staff’s comment: We note your disclosure regarding the exclusive jurisdiction provision to be contained in your restated charter. Please tell us what consideration you gave to elaborating (in this section or elsewhere in the prospectus such as the Risk Factors section) on the effects of such a provision on your stockholders, including how and why “the provision may have the effect of discouraging lawsuits against [y]our directors and officers.”

Response: We respectfully advise the Staff, that the Company has included additional disclosure elaborating on the effects of an exclusive jurisdiction provision on stockholders in a new risk factor on page 31 of the Registration Statement.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

24.	Staff’s comment: Please state separately any items included within “Other Current Liabilities” in excess of 5% of total current liabilities or provide a detail of what composes this line item in the footnotes. Refer to Rule 5-02.20 of Regulation S-X.

Response: We respectfully advise the Staff that Rule 5-02.20 of Regulation S-X requires registrants to state separately, in the balance sheet or a note thereto, any item in excess of 5% of total current liabilities. For Fiscal 2012 and Fiscal 2011, 5% of total current liabilities is $37.0 million and $25.3 million, respectively. We respectfully direct the staff to Note 1 “Summary of Significant Accounting Policies - Other Current Liabilities” on page F-11 of the Notes to Consolidated Financial Statements in the Registration Statement, where all items in amounts greater than $37.0 million in Fiscal 2012 and $25.3 million in Fiscal 2011 are disclosed. The Company confirms that other than the amounts disclosed in Note 1, there are no other amounts in excess of 5% of total current liabilities.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

25.	Staff’s comment: We note that all Class L common shares will convert into Class A common shares immediately prior to the offering. If the conversion will result in a material reduction of your earnings per share (excluding the effects of the offering), please present within your filing pro forma EPS for the latest year and interim period giving effect to the conversion but not the offering.

Response: We respectfully advise the Staff, that the Company has included within the Consolidated Statement of Operations and Comprehensive Income pro forma EPS for the latest year and interim period giving effect to the conversion but not the offering on page F-4 of the Registration Statement.

Note 9. Long-Term Debt, page F-21

26.	Staff’s comment: We note your disclosures on pages F-21, F-41, and F-48 that you have entered into three amendments to your Term Loan Facility and that the first and third amendments reduced interest rates while retaining the same maturity dates. We also note that the first amendment resulted in a partial debt extinguishment for lenders that did not opt to convert their loans. Please explain how you determined the first and third amendments, if true, did not qualify for extinguishment accounting under ASC 470-50-40. In doing so, provide us with your calculations demonstrating that the present values of the cash flows under the new debt instruments were not at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. Also tell us your accounting policy for fees paid to creditors and third parties under your debt amendments.

Response: We respectfully advise the Staff that the Senior Secured Term Loan Facility is comprised of a syndication of lenders. Pursuant to ASC 470-50-40-10 extinguishment is defined as the net present value of the cash flows under the new debt instrument being 10% or greater than the net present value of the cash flows under the old debt instrument. Further, in accordance with ASC 405-20-40, Extinguishment of Liabilities, a liability is extinguished if the debtor pays the creditor and is relieved of its obligation for the liability.

For each amendment to the Senior Secured Term Loan Facility the Company performed an analysis to determine if the net present values of the cash flows under the existing amendment(s) and new amendment changed by 10% or greater. ASC 470-50-55-2 states that in loan syndication and for purposes of ASC 470-50, separate debt instruments exist between debtor and the individual creditors participating in the syndication. This analysis is computed at the individual lender level. Upon applying the 10% test to the First Amendment to the Senior Secured Term Loan Facility, the Company determined that there was extinguishment of the debt in the case of two lenders ($15 million or 1.6% of the $950.5 million in principal), whose net present values of the cash flows under the existing Senior Secured Term Loan Facility and the Senior Secured Term Loan Facility as amended by the First Amendment, changed by 10% or greater, and thirteen lenders who elected to be paid off in full ($93.4 million or 9.8% of the $950.5 million in principal), which resulted in write-off of $2.1 million of existing deferred financing and original issue discount. In addition, twenty-two other lenders decreased their principal, which resulted in $0.1 million adjustment to deferred financing costs and original issue discount when using the effective interest method.

The primary changes that were effective with the First Amendment were:

•	reduction of 50 basis points in interest, and

•	requirement to make payments on principal annually.

Our cash flow analysis of the top 3 lenders comprising 24.5% of the outstanding syndication prior to the First Amendment is being provided to the Staff supplementally on a confidential basis. The changes in the terms of the First Amendment for the top three lenders resulted in 2%, 1%, and 2% changes, respectively.

Additionally, a summary of the Company’s analysis of the change in net present values of cash flows for the top three lenders is being provided to the Staff supplementally on a confidential basis.

In applying the cash flow analysis for the Third Amendment at the individual lender level, the Company determined that four lenders, whose principal was paid off in full ($15.1 million or 1.7% of the $871 million principal), resulted in write-off of $0.4 million of existing deferred financing, original issue discount and an early prepayment premium. Further, twelve lenders decreased their principal, which resulted in a $0.2 million adjustment to deferred financing costs and original issue discount when using the effective interest method.

The primary changes that were effective with the Third Amendment were:

•	reduction of 125 basis points, and

•	requirement to make payments on principal annually (1% of principal instead of $10 million annually).

The Company’s cash flow analysis of the top 3 lenders comprising 23.7% of the outstanding syndication before the Third Amendment is being provided to the Staff supplementally on a confidential basis. The changes in the terms of the Third Amendment for the top three lenders resulted in 2% change.

In addition, a summary of the Company’s analysis of the change in net present values of cash flows for the top three lenders is being provided to the Staff supplementally on a confidential basis.

The Company’s accounting policy for fees paid to creditors and third parties is based upon ASC 470-50-40-17 and -18. The capitalization and expense of fees paid to a creditor or third party is dependent upon the determination if there is a modification or extinguishment of debt. Fees paid to the creditor when there is an extinguishment of debt are included in determining the debt extinguishment gain or loss. Fees paid to the creditor when there is a no debt extinguishment are capitalized and amortized using the effective interest method over the life of the debt. Fees to a third party are expensed if there is no debt extinguishment and capitalized if there is a debt extinguishment.

Note 1 has been revised to include an accounting policy on page F-15 of the Registration Statement.

Note 10. Class A and Class L Common Stock and Income (Loss) Per Share, page F-24

27.	Staff’s comment: Please address the following comments related to your Class L common stock:

•

You disclose on page F-25 that the Class L shares are reflected as a liability. Citing authoritative GAAP guidance, please tell us in sufficient detail how you determined the Class L shares qualify for liability classification.

•

We note that the $316.8 million fair value of the Class L shares as of February 2, 2013 was significantly less than the $1.029 billion carrying value. We also note that you reflect accretion of the Class L preferred return within equity. Since you indicate that the Class L shares are classified as a liability, please tell us why they are not carried at fair value with changes in fair value recognized in earnings and why the preferred return is not reflected within earnings.

•	Tell us in greater detail, such as through an illustrative example, how you compute accretion on the Class L shares.

Response: We respectfully advise the Staff that the disclosure on page F-25 of the Registration Statement has been revised to state that the Class L Shares, as a hybrid instrument, are classified as temporary equity within the Company’s consolidated balance sheet pursuant to ASC 480, Distinguishing Liabilities from Equity (“ASC 480”).

Guidance within ASC 480-10-S99-3A was assessed to determine whether “temporary equity” treatment is necessary. Paragraph 2 of ASC 480-10-S99-3A states, in part:

“ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer….”

The Class L Shares contain a Conversion Feature (which is viewed as a fixed price contingent Redemption Feature) that requires the Class L Shares to be automatically converted to Class A Shares upon an IPO, or a Realization Event. Although, the Conversion Feature requires gross physical settlement (and, not net settlement) via delivery of Class A Shares, the Company performed an analysis pursuant to ASC 815-40-25 to evaluate whether the actions or events necessary to issue the maximum number of Class A Shares that could be required to be delivered under share settlement of the contract are within the Company’s control. This is consistent with the discussion under paragraph 6 of ASC 480- 10-S99-3A which states (emphasis added):

A preferred security that is not required to be classified as a liability under other applicable GAAP may be redeemable at the option of the holder or upon the occurrence of an event that is not solely within the control of the issuer. Upon redemption (in other than a liquidation event that meets the exception in paragraph 3(f)), the issuer may have the choice to settle the redemption amount in cash or by delivery of a variable number of its own common shares with an equivalent value. For this instrument, the guidance in Section 815-40-25 should be used to evaluate whether the issuer controls the actions or events necessary to issue the maximum number of common shares that could be required to be delivered under share settlement of the contract. If the issuer does not control settlement by delivery of its own common shares (because, for example, there is no cap on the maximum number of common shares that could be potentially issuable upon redemption), cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity.

Note that the guidance under paragraph 6 of ASC 480-10-S99-3A is with respect to a redemption feature embedded in a hybrid instrument. Although the Class L Shares do not contain any explicit redemption provisions, we believe the settlement of the Conversion Feature requires the Company to issue such number of Class A Shares based upon the Class L Conversion Factor. As such, the Company believes that the Conversion Feature can be viewed as a fixed price Redemption Feature (contingent upon a Realization Event or an IPO) which is settled gross via the issuance of Class A Shares of the Company.

The Class L Share agreement does not contain a cap on the maximum number of Class A Shares that would be issued upon settlement. As required by paragraph 6 of ASC 480-10-S99-3A discussed above, the Company referred to guidance under ASC 815-40-25 to determine whether the settlement of shares is considered to be within the control of the Company.

Specifically, ASC 815-40-25-26 states, in part: If the number of shares that could be required to be delivered to net share settle the contract is indeterminate, an entity will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net share settlement is not within the control of the entity. Thus, pursuant to ASC 815-40-25-26, and the above guidance under paragraph 6 of ASC 480-10-S99-3A, the Company does not control the actions or events necessary to issue the maximum number of common shares that could be required in relation to the Conversion Feature.

When the conversion formula has no cap on the number of common shares issuable upon conversion, the perpetual preferred stock would be reported as mezzanine equity due to the inability of the issuer to demonstrate that share settlement of the conversion option is within the issuer’s control. As such, the Company concluded that the Class L Shares should be classified within temporary equity on the consolidated balance sheet.

As discussed above the Class L Shares are classified as temporary equity within the Company’s consolidated balance sheet pursuant to ASC 480, Distinguishing Liabilities from Equity (“ASC 480”).

Paragraph 12 of ASC 480-10-S99-3A states, in part: The Staff believes the initial carrying amount of a redeemable equity instrument that is subject to ASR 268 should be its issuance date fair value […] Based on the guidance above, the Class L Shares were initially measured at fair value at the date of issuance.

With regards to subsequent measurement, the Company referred to paragraphs 14 and 21 of ASC 480-10-S99-3A which state, in part:

14. “If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date… The redemption amount at each balance sheet date should also include amounts representing dividends not currently declared or paid but which will be payable under the redemption features or for which ultimate payment is not solely within the control of the registrant (for example, dividends that will be payable out of future earnings).”

21. “ …the resulting increases or decreases in the carrying amount of redeemable common stock should be treated in the same manner as dividends on nonredeemable stock and should be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital […]”

The redemption of Class L Shares pursuant to the liquidation of the Company is at the option of the holders of Class L Shares (i.e., the holders of Class L Shares (Bain Capital) control the Company’s Board of Directors and can force the Company into liquidation, thus redeeming the Class L Shares). One could argue that the Class L Shares held by Bain Capital are not currently redeemable since the contingency (i.e., the election of the holders of Class L Shares to liquidate the Company via their control of the Board of Directors) is yet to occur). However, given that such a liquidation event is within Bain Capital’s control, the Company determined that the Class L Shares held by Bain Capital are redeemable. As such in accordance with the guidance under ASC 480-10-S99-3A discussed above, the Class L Shares held by Bain Capital were considered to be currently redeemable and subsequent remeasurement adjustments were recorded. Thus, the Company adjusted the Class L Shares of Bain Capital to its maximum redemption amount at each balance sheet date with a corresponding charge recorded to retained earnings or, in the absence of retained earnings, by charges against paid-in capital in accordance with the guidance noted above.

With respect to the Class L shares not held by Bain Capital (those held by management), paragraph 15 of ASC 480-10-S99-3A states, in part: If an equity instrument subject to ASR 268 is not currently redeemable (for example, a contingency has not been met), subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable. As management does not have the ability to control the decisions made by the Board of Directors, the shares owned by them were considered not currently redeemable, and as such, subsequent remeasurement adjustments were not recorded.

As discussed in Note 10, Class L Common Stock is legally designated as common stock, but is entitled to a priority return preference equal to the sum of (i) $81 per share base amount plus (ii) an amount sufficient to generate an internal rate of return equal to 14.5% per annum (compounded quarterly). Also in Note 10, the Company discussed that the accretion of Class L Preferred Return is determined based upon the outstanding shares owned by the Company’s majority stockholder. The disclosure in Note 10 concerning the calculation of the accretion of Class L Preferred Return has been revised. We are providing the calculation supplementally to the Staff on a confidential basis.

Net Income (Loss) Per Share, page F-25

28.	Staff’s comment: Please explain to us your disclosure that the “Class L preference amount attributable to common stock equivalents increases the loss in calculating Class A diluted loss per share.” Consider clarifying your disclosures for investors. Please also demonstrate how your common stock equivalents have an antidilutive impact for Class L diluted EPS purposes.

Response: We respectfully advise the Staff, that as the Class L stockholders are entitled to an annual preference amount, 14.5%, the annual preference on the dilutive Class L common stock equivalents increases the income attributable to Class L stockholders with a corresponding increase in the loss attributable to Class A Stockholders.

The disclosure on page F-26 of the Registration Statement has been revised to clarify how the Class L preference amount attributable to common stock equivalents increases the loss in calculating Class A diluted loss per share.

The Class L Preference amount does not impact Class L diluted income per share because diluted earnings per share would be increased when taking the dilutive common stock equivalents into account, and thus be antidilutive.

The disclosure on page F-26 of the Registration Statement has been revised to discuss how the Company’s common stock equivalents have an antidilutive impact for Class L diluted EPS purposes.

Note 11. Stock Option and Award Plans and Stock-Based Compensation, page F-27

29.	Staff’s comment: We note that you approved a reduction of the exercise prices of each outstanding option during April 2011 and that the modification did not result in a stock compensation charge. Please tell us why no modification charges were necessary for the significant exercise price reductions. In doing so, please clarify why it appears you calculated the fair value of awards before and after the February 2011 debt refinancings and related $300 million dividend as opposed to immediately before and after the actual modification on the modification date.

Response: We respectfully advise the Staff that no stock compensation charge was required as a result of the stock option modification as the fair value of the awards did not increase as a result of the modification.

Whereas the modification was formally ratified in April 2011 (when the February 2011 valuation was completed), a decrease in the exercise prices of the options was approved by the Company’s majority stockholders (who control approximately 98% of the Company’s voting shares) commensurate with the decision to pursue the dividend payment and refinancing (the transactions) and communicated to the option holders at that time.

The reduction in option exercise price was done in order to mitigate the disadvantage to the optionees as a result of the expected decrease in total and per share equity value, due principally to the $300 million dividend and to a lesser extent, to the increase in the Company’s debt.

To assist the Company in determining the fair value of the options before and after the modification, the Company hired a third party valuation firm to perform a fair value analysis. The result of their Monte Carlo Analysis indicated that the value taken out of the business by the refinancing transaction and related dividend payment was greater than the value created by reducing the strike price of the options. The Company’s enterprise value immediately before and immediately after the transactions was approximately $2.0 billion; the fair value of the equity immediately before the transactions was $611.7 million, compared with $259.6 million immediately after the transactions, the decrease caused by the increase in debt outstanding and the payment of the dividend.

The Company has revised the disclosure on page F-28 of the Registration Statement to include a description of when the exercise price of the options was reduced.

30.	Staff’s comment: Although you disclose on page F-30 that beginning in fiscal 2011 you estimate the fair value of stock option grants using the Monte Carlo Simulation option pricing model, you disclose on page F-60 that you used the Black-Scholes option pricing model for grants during the quarter ended April 28, 2012. Please address this apparent inconsistency.

Response: We respectfully advise the Staff, that the Company has revised the disclosure on page F-59 of the Registration Statement to reflect that the Company used the Monte Carlo Simulation option pricing model.

Schedule II, page II-7

31.	Staff’s comment: Please explain why it appears activity in your sales return reserve is presented on a gross basis for fiscal years 2010 and 2011 but only on a net basis for fiscal 2012.

Response: We respectfully advise the Staff that the Company has revised the disclosure in Schedule II of the Registration Statement to reflect the gross amounts for activity in its sales return reserves for Fiscal 2012.

Item 17. Undertakings, page II-8

32.	Staff’s comment: Please revise to include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page II-8 of the Registration Statement to provide the noted undertakings.

Exhibits

33.	Staff’s comment: Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response: The Company respectfully advises the Staff that any exhibits not yet filed with the Registration Statement will be filed by amendment in a timely manner so that the Staff will have time to review them before the Company requests that the Registration Statement become effective.

34.	Staff’s comment: Please file as an exhibit the 2013 Incentive Plan, which you “intend to adopt…prior to and in connection with this offering.”

Response: We respectfully advise the Staff, that the Company has revised the exhibit table to reflect as Exhibit 10.44 the Burlington Holdings, Inc. 2013 Omnibus Incentive Plan, which the Company plans to file in a subsequent amendment to the Registration Statement.

*            *             *            *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Thomas A. Kingsbury
Paul C. Tang, Esq.
Burlington Holdings, Inc.

Joshua N. Korff, Esq.
Kirkland & Ellis LLP